FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

July 30, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On July 30, 2003, NovaGold Resources Inc. announced that it continues to have a strong financial position with cash and cash equivalents of $12.6 million at July 29th, 2003. For the 2nd Quarter 2003, NovaGold had a net loss of $3.4 million (or $0.08 per share) for the three months ended May 31, 2003, compared with a net loss of $2.2 million (or $0.07 per share) for the second quarter 2002. The increase in loss was mainly due to the $1.5 million write-down of the company’s Yukon properties which was an increase of $0.8 million over the write-downs in the second quarter 2002. Net revenue from the Company’s Nome, Alaska operations, interest income and other revenue totaled $0.1 million for the second quarter 2003, compared with $0.2 million in the same period in 2002. Due to the seasonal nature of the Company’s operations, revenues for the first two quarters of the year are not representative of full year results. NovaGold has generated $11 million in revenues from its Nome Operations since 1999. Projected revenues are anticipated to be between $1 million and $2 million for FY2003. The Company also announced that a conference call and webcast to review developments at Rock Creek, Donlin Creek and other projects as well as the Company’s 2nd quarter financial results will be held on Wednesday, August 13th, 2003 at 4:30 PM Eastern Time

Item Five - Full Description of Material Change

On July 30, 2003, NovaGold Resources Inc. announced that it continues to have a strong financial position with cash and cash equivalents of $12.6 million at July 29th, 2003. For the 2nd Quarter 2003, NovaGold had a net loss of $3.4 million (or $0.08 per share) for the three months ended May 31, 2003, compared with a net loss of $2.2 million (or $0.07 per share) for the second quarter 2002. The increase in loss was mainly due to the $1.5 million write-down of the company’s Yukon properties which was an increase of $0.8 million over the write-downs in the second quarter 2002. Net revenue from the Company’s Nome, Alaska operations, interest income and other revenue totaled $0.1 million for the second quarter 2003, compared with $0.2 million in the same period in 2002. Due to the seasonal nature of the Company’s operations, revenues for the first two quarters of the year are not representative of full year results. NovaGold has generated $11 million in revenues from its Nome Operations since 1999. Projected revenues are anticipated to be between $1 million and $2 million for FY2003.

The complete 2nd Quarter Financial Report including the Report to Shareholders and the Management’s Discussion and Analysis will be available on SEDAR at www.sedar.com and on the Company’s Website at www.novagold.net.

A conference call and webcast to review developments at Rock Creek, Donlin Creek and other projects as well as the Company’s 2nd quarter financial results will be held on Wednesday, August 13th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-6120 or toll free at 1-888-789-0089. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net.

The call will also be available for replay until August 20th, 2003 by calling 416-252-1143 or 1-866-518-1010. The webcast link will also be archived on the NovaGold website.

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral assets. NovaGold with 42.7 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company’s Quarterly Financial Report and other information are available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary.

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 8th day of August, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI

NovaGold Reports 2nd Quarter Financials and Conference Call

July 30, 2003, Vancouver – NovaGold Resources Inc.

Company Maintains Strong Balance Sheet, Quarterly Financials Reported

The Company continues to have a strong financial position with cash and cash equivalents of $12.6 million at July 29th, 2003. For the 2nd Quarter 2003, NovaGold had a net loss of $3.4 million (or $0.08 per share) for the three months ended May 31, 2003, compared with a net loss of $2.2 million (or $0.07 per share) for the second quarter 2002. The increase in loss was mainly due to the $1.5 million write-down of the company’s Yukon properties which was an increase of $0.8 million over the write-downs in the second quarter 2002. Net revenue from the Company’s Nome, Alaska operations, interest income and other revenue totaled $0.1 million for the second quarter 2003, compared with $0.2 million in the same period in 2002. Due to the seasonal nature of the Company’s operations, revenues for the first two quarters of the year are not representative of full year results. NovaGold has generated $11 million in revenues from its Nome Operations since 1999. Projected revenues are anticipated to be between $1 million and $2 million for FY2003.

The complete 2nd Quarter Financial Report including the Report to Shareholders and the Management’s Discussion and Analysis will be available on SEDAR at www.sedar.com and on the Company’s Website at www.novagold.net.

Conference Call Scheduled for Wednesday, August 13th

A conference call and webcast to review developments at Rock Creek, Donlin Creek and other projects as well as the Company’s 2nd quarter financial results will be held on Wednesday, August 13th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-6120 or toll free at 1-888-789-0089. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net.

The call will also be available for replay until August 20th, 2003 by calling 416-252-1143 or 1-866-518-1010. The webcast link will also be archived on the NovaGold website.

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral assets. NovaGold with 42.7 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company’s Quarterly Financial Report and other information are available online at: www.novagold.net.

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Sr Vice President & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227